UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Cancellation of Treasury Shares

On August 19, 2026, the board of directors (the “Board of Directors”) of SK hynix Inc. (the “Company”) approved the cancellation of the Company’s treasury shares.

1. Class and Number of Shares to be Cancelled	Common shares	24,070,000
	Preferred shares	—
2. Total Number of Issued Shares	Common shares	730,492,365
	Preferred shares	—
3. Par Value Per Share (Won)		5,000
4. Estimated Aggregate Cancellation Value (Won)		40,004,340,000,000
5. Planned Acquisition Period of Treasury Shares for Cancellation Purposes	From	August 20, 2026
	To	November 19, 2026
6. Method of Acquisition of Treasury Shares for Cancellation		Open-market purchase
7. Scheduled Cancellation Date		—
8. Investment Brokerage Agent		SK Securities Co., Ltd.
9. Date of Resolution by the Board of Directors		August 19, 2026
- Attendance of Independent Directors		Present: 6; Absent: 0
- Attendance of Auditors (Audit Committee Members who are not Independent Directors)		—

10. Other Matters Relating to an Investment Decision

-

The cancellation will be effected by cancelling treasury shares to be acquired within the limit of distributable profits resolved by the Board of Directors on the same date, in accordance with the proviso to Article 343, Paragraph 1 of the Commercial Act. As such, the total number of issued shares will decrease, but there will be no change to the Company’s capital. For further details relating to the acquisition of treasury shares, please refer to the current report on Form 6-K titled “Decision on Acquisition of Treasury Shares” furnished by the Company on August 19, 2026.

-

The “Class and Number of Shares to be Cancelled” set forth in Item 1 above was calculated by dividing the “Estimated Aggregate Cancellation Value (Won)” set forth in Item 4 above by the closing price of the Company’s common shares on the day prior to the date of the resolution by the Board of Directors (August 18, 2026: Won 1,662,000). However, the actual number of shares cancelled and the cancellation amount may change depending on movements in the Company’s share price during the treasury share acquisition process, and the exact number of shares will be disclosed through a subsequent disclosure.

-	The “Total Number of Issued Shares” set forth in Item 2 above refers to the total number of issued shares as of the date immediately prior to the cancellation.

-	The “Par Value Per Share (Won)” set forth in Item 3 above refers to the face value of the shares.

-	Regarding the “Scheduled Cancellation Date” set forth in Item 7 above, the Company plans to cancel all shares acquired in a single batch after the completion of the acquisition of treasury shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: August 19, 2026